Exhibit 12.2

PETROLEOS MEXICANOS’ SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In Thousands of Mexican pesos)

	For the period ended
	March 31, 2012	March 31, 2011
IFRS
Fixed Charges(1):
Interest capitalized during the period	759,634	545,197
Interest expense	14,190,860	11,909,202

Total interest cost	14,950,494	12,454,400

Total Fixed Charges	14,950,494	12,454,400

Net income	33,881,143	1,537,663
Hydrocarbon Income Tax (IRP)	1,795,817	3,725,129
Income Tax and Others	845,435	323,132
Cumulative effect of adoption of new accounting standards	—	—
Profit sharing in subsidiaries and affiliates (income from equity investees)	158,695	303,236

Pretax income from continuing operations before income from equity investees	36,681,090	5,889,161
Fixed Charges(1)	14,950,494	12,454,400
Amortization of interest capitalized	30,385	21,808
Dividends received on investments in shares	—	—
Interest capitalized during the period	(759,634)	(545,197)

Earnings	50,902,335	17,820,172

Amount by which fixed charges exceed earnings	(35,951,841)	(5,365,772)

Ratio of earnings to fixed charges	3.4047	1.4308

(1)	These figures do not include rental expense.